UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

OR

☐ Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From _________ To ________.

Commission file number 0-7201.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004:

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Schedule of Assets (Held at End of Year)	9-10

SIGNATURE	11

EXHIBIT INDEX	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Brown & Brown, Inc. Employees’ Savings Plan and Trust
Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
June 27, 2005

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003

CASH	$632,666	$529,765

INVESTMENTS:
Participant directed, at fair value:
Money market fund	7,884,947	4,758,649
Common/collective trust funds	80,128,924	57,534,775
Employer common stock	59,364,176	53,302,977
Participant directed, at contract value:
Pooled separate account	16,760,706	12,325,146
Self-directed investments, at fair value:
Personal choice retirement account	643,961	251,349
Participant loans	2,697,104	2,579,849

Total investments	167,479,818	130,752,745

RECEIVABLES:
Employer contributions	2,470,127	2,050,638

Total receivables	2,470,127	2,050,638

NET ASSETS AVAILABLE FOR BENEFITS	$170,582,611	$133,333,148

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Investment income:
Interest and dividends	$854,699
Dividends on employer common stock	414,300
Net realized and unrealized appreciation in fair value of investments	22,656,881

Contributions:
Participant	15,551,916
Employer	6,545,861
Transfers to the Plan	3,148,480

Total additions	49,172,137

DEDUCTIONS:
Benefits paid to participants	11,904,916
Administrative expenses	17,758

Total deductions	11,922,674

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	37,249,463

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	133,333,148

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$170,582,611

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, established effective January 1, 1985 and as amended and restated effective January 1, 1997, is a defined contribution plan. Substantially all employees who are at least 18 years of age and who work at least 20 hours per week are eligible to participate in the Plan effective the first day of the month following 30 continuous days of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Benefit Payments—Benefits under the Plan are payable upon normal (after age 65) or early (after age 59 ½) retirement, death, disability, severe financial hardship or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration—The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan agreement, such as provisions for allocations to participants’ accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits website or from the Administrator. Diversified Investment Advisors, Inc. (“Diversified”) has been appointed as the recordkeeper of the Plan and Investors Bank & Trust Company of Boston, Massachusetts (the “Trustee”), has been appointed as the trustee of the Plan.

Administrative Expenses—All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions—Participants may elect to contribute, subject to certain limitation, any percentage of annual compensation as contributions to the Plan, up to a maximum contribution of $13,000 with a $3,000 ‘catch up’ option for those employees age 50 and older for the year ended December 31, 2004. In 2003, participants could elect to contribute between 1% and 15% of annual compensation, up to a maximum of $12,000. The Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s contribution on a pay period basis. The Plan permits the Board of the Employer to authorize optional profit-sharing contributions allocated to participants based on salary. The Board authorized an optional profit-sharing contribution of 1.5% of salary, up to a maximum salary of $205,000 for all participants for the year ended December 31, 2004.

Vesting—Participants employed prior to October 1, 1996 are 100% vested in their entire account balance. Participants employed on or after October 1, 1996 are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and optional contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer matching contributions.

Investment Income and Expenses—Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration the participant’s contributions and distributions.

Participant Loans—A participant may, with prior approval, borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable each pay period -for -periods generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2004, interest rates ranged from 5% to 10.5%.

Plan Termination—Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting—The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments in money market funds, common/collective trust funds, Employer common stock and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. Participant loans are valued at cost, which approximates fair value.

Diversified manages a guaranteed pooled separate account of Transamerica Financial Life Insurance Company called the Stable Five Fund. The guaranteed investment contract is stated at contract value and approximates fair value. Contract value represents contributions made under the contract, plus interest, less expenses and benefits. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of Pooled Account No. 24 and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the year ended December 31, 2004 was 4.8%. The average yield for this Diversified account for the year ended December 31, 2004, was 4.8%.

Risks and Uncertainties, Investments—The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, are summarized as follows:

Fair value—as determined by quoted market value:	2004	2003

Employer common stock	$59,364,176	$53,302,977
Diversified Stock Index Fund	14,946,619	9,794,578
Diversified Value and Income Fund	12,076,328	8,234,981
Diversified Stable Five Fund	16,760,706	12,325,146

During the year ended December 31, 2004, the Plan’s investments appreciated (depreciated) in fair value as follows:

Common/collective trust funds	$6,541,690
Employer common stock	16,079,439
Personal choice retirement account:
Common Stock	35,625
User-Defined Funds	(787)
Unit Trusts	914

Net realized and unrealized appreciation in fair value of investments	$22,656,881

4.	INVESTMENT PROGRAMS

As of December 31, 2004, contributions to the Plan are invested in one or more of 17 separate investment fund options at the direction of each participant. The fund options are: (1) Diversified Stock Index Fund, (2) Diversified Balanced Fund, (3) Diversified Value and Income Fund, (4) Diversified Special Equity Fund, (5) Diversified Aggressive Equity Fund, (6) Diversified Growth and Income Fund, (7) Diversified Equity Growth Fund, (8) Diversified International Equity Fund, (9) Diversified Core Bond Fund, (10) Diversified High Quality Bond Fund, (11) Diversified High Yield Bond Fund, (12) Diversified Intermediate/Long Horizon Fund, (13) Diversified Intermediate Horizon Fund, (14) Diversified Short Horizon Fund, (15) Employer common stock, (16) Diversified Stable Five Fund and (17) Diversified Money Market Fund. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 mutual funds.

In the accompanying statements of net assets available for benefits as of December 31, 2004 and 2003, the following investments are aggregated into the Common/Collective Trust Funds for presentation purposes: the Diversified Aggressive Equity Fund, Diversified Balanced Fund, Diversified Core Bond Fund, Diversified Equity Growth Fund, Diversified Growth & Income Fund, Diversified High Quality Bond Fund, Diversified High Yield Bond Fund, Diversified Intermediate Horizon Strategic Allocation Fund, Diversified Intermediate/Long Horizon Strategic Allocation Fund, Diversified International Equity Fund, Diversified Short Horizon Strategic Allocation Fund, Diversified Special Equity Fund, Diversified Stock Index Fund and Diversified Value & Income Fund. The remaining options are shown individually in the accompanying statements of net assets available for benefits. The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s Diversified Fund investments are managed by Diversified. The Plan’s investments also include Brown & Brown, Inc. common stock. Both of these conditions represent party-in-interest transactions that qualify as exempt prohibited transactions.

6.	FEDERAL INCOME TAX STATUS

The Plan is a nonstandardized prototype plan sponsored by Diversified. Diversified last received an opinion letter with respect to the prototype adopted by the Plan on April 22, 2004. The Plan is entitled to limited reliance on the opinion letter received by Diversified with respect to compliance with the form requirements of the Internal Revenue Code (“IRC”). The Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

******

SUPPLEMENTAL SCHEDULE

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (Held at End of Year)
AS OF DECEMBER 31, 2004

Identity and Description of Issues	Amount

Participant directed:
Money market, at fair value:
Diversified Money Market Fund*	$ 7,884,947
Common/collective trusts, at fair value:
Diversified Stock Index Fund*	14,946,619
Diversified Value & Income Fund*	12,076,328
Diversified Balanced Fund*	5,350,626
Diversified Special Equity Fund*	8,048,369
Diversified Growth & Income Fund*	6,845,572
Diversified High Quality Bond Fund*	3,339,048
Diversified Equity Growth Fund*	7,033,463
Diversified Core Bond Fund*	3,684,920
Diversified Aggressive Equity Fund*	4,610,691
Diversified Intermediate Horizon Fund*	2,671,873
Diversified International Equity Fund*	4,710,259
Diversified Intermediate/Long Horizon Fund*	2,997,170
Diversified High Yield Bond Fund*	2,471,829
Diversified Short Horizon Fund*	1,342,157

Total common/collective trusts	80,128,924

Employer common stock, at fair value*	59,364,176

Pooled separate account, at contract value:
Diversified Stable Five Fund—Pooled Account of the Transamerica Financial Life Insurance Company, Inc.*	16,760,706

Self-directed:
Personal Choice Retirement Account:
Money market fund, at fair value:
Charles Schwab Money Market Fund	64,503
Unit Trusts, at fair value:
iShares Dow Jones US Energy Sector Index Fund	12,217
iShares Dow Jones US Financial Sector Index Fund	11,722

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (Held at End of Year)
AS OF DECEMBER 31, 2004

Identity and Description of Issues	Amount

Personal Choice Retirement Account (continued):
Corporate common stocks, at fair value:
Abbott Laboratories	$31,582
Apache Corp	151,710
Biogen Idec Inc	32,372
Burlington Resources Inc	130,500
Chaus Bernard Inc	16,391
Cisco Systems Inc	7,728
Document Sciences Corp	4,019
Fisher Scientific International Inc	32,812
Freescale Semiconductor Inc (Class B shares)	1,487
General Mills Inc	32,312
IBM Corp	408
KCS Energy Inc	32,220
Lsi Logic Corp	2,192
Lucent Technologies Inc	1,707
Money Store Inc	44,440
Motorola Incorporated	12,626
Nokia Corp Spon Adr	6,268
Sprint Corporation	7,169
Texas Instruments Inc	6,146
Yahoo! Inc	1,430

Total personal choice retirement account	643,961

Participant loans (bearing interest at rates ranging between 5.00% and 10.50%, maturing over periods generally up to five years)	2,697,104

Total assets held for investment	$167,479,818

*A party-in-interest (Note 5).	(Concluded	)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

Date: June 29, 2005	By:	/s/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm

99.1
Certification of Chief Operating Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003. This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2003. This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.